Exhibit (a)(1)(a)
COMPANY NOTICE
TO HOLDERS OF
CARNIVAL CORPORATION
2% CONVERTIBLE SENIOR DEBENTURES DUE 2021
Guaranteed by
CARNIVAL PLC
CUSIP Numbers: 143658 AN2 and 143658 AM4
      NOTICE IS HEREBY GIVEN pursuant to the Indenture, dated as of April 25, 2001, between Carnival Corporation, a company organized under the laws of the Republic of Panama (“Carnival Corporation” or the “Company”), and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association), as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of April 25, 2001, between the Company and the Trustee (as supplemented, the “Indenture”), relating to the Company’s 2% Convertible Senior Debentures due 2021 (the “Securities”), which are subject to a guarantee, pursuant to the Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, a public limited company incorporated under the laws of England and Wales (“Carnival plc”), that at the option of the holder thereof (the “Holder”), each Security will be purchased by the Company for a purchase price equal to the principal amount of the Securities, plus any accrued interest on the Securities through and including April 14, 2005 (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Company Notice, including the accompanying Purchase Notice (the “Option”). Holders may surrender their Securities from March 18, 2005, through midnight, New York City time, on April 15, 2005 (the “Purchase Date”). This Company Notice is being sent pursuant to the provisions of Section 603 of the First Supplemental Indenture and the section of the Securities titled “Repurchase by the Company at the Option of the Holder.” All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

To exercise the Option, you must validly surrender the Securities and the enclosed Purchase Notice to the Paying Agent (and not have withdrawn such surrendered Securities and Purchase Notice), prior to midnight New York City time, on the Purchase Date. Securities surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Purchase Date. The right of Holders to surrender Securities for purchase in the Option expires at midnight, New York City time, on the Purchase Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
      The Purchase Price for any Security as to which a Purchase Notice has been given and not withdrawn will be paid promptly following the expiration of the Option. The Paying Agent must receive your validly surrendered Securities before the Purchase Price for your Securities will be paid.
      The address and telephone number for the Paying Agent, who is also the Conversion Agent under the Indenture, is as follows:

U.S. Bank National Association
EP-MN-WS3C
60 Livingston Avenue
St. Paul, MN 55107
Customer Service: (800) 934-6802
      Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE OPTION	4
1. Information Concerning the Company and Carnival plc	4
2. Information Concerning the Securities	4
3. Procedures to be Followed by Holders Electing to Surrender Securities for Purchase	6
4. Right of Withdrawal	8
5. Payment for Surrendered Securities	8
6. Securities Acquired	8
7. Plans or Proposals of the Company and Carnival plc	8
8. Source and Amount of Funds or Other Consideration	9
9. Interests of Directors, Executive Officers and Affiliates of the Company and Carnival plc in the Securities	9
10. Purchases of Securities by the Company, Carnival plc and their Respective Affiliates	10
11. Material United States Tax Considerations	10
12. Additional Information	12
13. No Solicitations	12
14. Definitions	12
15. Conflicts	13
      No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, Carnival plc or their respective boards of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET
      The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

•	Who is offering to purchase my Securities?
Carnival Corporation, a company organized under the laws of the Republic of Panama (“Carnival Corporation” or the “Company”), is offering to purchase your Securities. (Page 4)

•	What securities are you seeking to purchase?
The Company is offering to purchase all of the Securities surrendered, at the option of the holder thereof (the “Holder”). As of March 16, 2005, there was approximately $599,998,000 aggregate principal amount of Securities outstanding. The Securities were issued under the Indenture, dated as of April 25, 2001, between the Company, and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association), as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of April 25, 2001, between the Company and the Trustee (as supplemented, the “Indenture”). (Page 4)

•	What are the conversion rights of the Securities?
Each share of common stock, par value $0.01 per share, of the Company is paired with and trades on the New York Stock Exchange with a trust share of beneficial interest in the P&O Princess Special Voting Trust (collectively, the “Common Stock”). For each $1,000 principal amount of Securities surrendered for conversion, if specified conditions are satisfied, a holder will have the right to receive 25.5467 shares of Common Stock. Upon conversion, the Company will have the right to deliver, in lieu of its Common Stock, cash or a combination of cash and Common Stock. The conversion rate may be adjusted for certain reasons specified in the Indenture. Commencing May 31, 2001, Holders may surrender Securities for conversion into shares of Common Stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than $43.05 per share of Common Stock, subject to adjustment as provided in the Indenture. As of the date hereof, the Securities are convertible into Common Stock as provided in the Indenture. The last reported closing price of the Common Stock on the NYSE on March 16, 2005 was $55.20 per share, and, based on that closing price, $1,000 aggregate principal amount of Securities would convert into shares of Common Stock which would have an aggregate trading value of $1,380.00 and $30.17 in cash in lieu of fractional shares. The Securities will remain convertible, subject to their terms and conditions, if they are not surrendered pursuant to the Option. If you do surrender your securities pursuant to a Purchase Notice, you will be required to withdraw your Purchase Notice before you will be able to convert your Securities. (Page 5)

•	How much are you offering to pay and what is the form of payment?
Pursuant to the Indenture, the Company will pay, in cash, a purchase price equal to the principal amount of the Securities, plus any interest accrued on the Securities through and including April 14, 2005 (the “Purchase Price”) with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Page 4)

•	How can I determine the market value of the Securities?
There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on, among other things, the market price of the Common Stock, the trading volume of the Securities, the balance between buy and sell orders for the Securities, prevailing interest rates, the Company’s and Carnival plc’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. (Page 5)

•	Why is the Company making the offer?
The Company is required to make the offer pursuant to the terms of the Securities and the Indenture. (Page 4)

•	What does the boards of directors of the Company and Carnival plc think of the Option?
Although the board of directors for the Company, in connection with the original issuance of the Securities approved the terms of the Option included in the Indenture, the boards of directors for the Company and Carnival plc have not made any recommendation as to whether you should surrender your Securities for purchase. You must make your own decision whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender. (Page 5)

•	When does the Option expire?
The Option expires at midnight, New York City time, on April 15, 2005 (the “Purchase Date”). (Page 4)

•	What are the conditions to the purchase by the Company of the Securities?
The purchase by the Company of Securities as to which a Purchase Notice has been delivered and not properly withdrawn is conditioned upon your delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time as, or at any time after, delivery of the Purchase Notice. (Page 6)

•	How do I surrender my Securities?
To surrender your Securities for purchase pursuant to the Option, you must deliver the Purchase Notice and the related documents to the Paying Agent no later than midnight, New York City time, on the Purchase Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•	A Holder whose Securities are held in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents, on or before midnight, New York City time, on the Purchase Date. The Holder is required to deliver to the Paying Agent the certificate representing the Securities surrendered prior to receiving payment of the Purchase Price.

•	A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

•	Holders who are DTC participants should surrender their beneficial interest in the Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system. (Page 7)

•	If I surrender, when will I receive payment for my Securities?
We will accept for payment all validly surrendered Securities promptly upon expiration of the Option, and we will pay for purchased Securities by 11:00 a.m. on the business day following the expiration of the Option. The Paying Agent must receive your validly surrendered Securities before we will pay for your Securities. The Paying Agent will then promptly distribute the funds to the Holders. Holders must deliver their Securities to the Paying Agent before the Paying Agent will distribute their funds. (Page 8)

•	Until what time can I withdraw previously surrendered Securities?
You can withdraw Securities previously surrendered for purchase at any time until midnight, New York City time, on the Purchase Date. You may also withdraw previously surrendered Securities at any time after 12:01 a.m., New York City time, on Friday, May 13, 2005, the expiration of 40 business days from the date of this Company Notice, if your Securities have not yet been accepted for payment by the Company. (Page 8)

•	How do I withdraw previously surrendered Securities?
To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to midnight, New York City time, on the Purchase Date.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 8)

•	Do I need to do anything if I do not wish to surrender my Securities for purchase?
No. If you do not deliver a properly completed and duly executed Purchase Notice before the expiration of the Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 7)

•	If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?
No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 (the “$1,000 principal amount”) or an integral multiple thereof. (Page 7)

•	If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?
Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert your Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture. (Page 5)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Option?
The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Page 10)

•	Who is the Paying Agent?
U.S. Bank National Association, the trustee for the Securities, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice. (Page 2)

•	Whom can I contact with questions about the Option?
Questions and requests for assistance in connection with the surrender of Securities for purchase in this Option may be directed to Customer Service at U.S. Bank National Association, at (800) 934-6802.

IMPORTANT INFORMATION CONCERNING THE OPTION
      1. Information Concerning the Company and Carnival plc. On April 17, 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc or “P&O Princess”) completed a dual listed company (“DLC”) transaction, which implemented the DLC structure of the combined company, which is known as Carnival Corporation & plc. The DLC transaction combined the businesses of Carnival Corporation and Carnival plc through a number of contracts and through amendments to Carnival Corporation’s articles of incorporation and by-laws and to Carnival plc’s memorandum of association and articles of association. Carnival Corporation and Carnival plc are both public companies, with separate stock exchange listings and their own shareholders. The two companies have a single executive management team and identical boards of directors, and operate as if they were a single economic enterprise.
      Carnival Corporation is the issuer of the Securities, and Carnival plc guarantees the Securities pursuant to the Carnival plc Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc. Each share of common stock, par value $0.01 per share, of the Company is paired with and trades on the New York Stock Exchange with, a trust share of beneficial interest in the P&O Princess Special Voting Trust (collectively, the “Common Stock”). For more information regarding Carnival Corporation and Carnival plc, please refer to Carnival Corporation and Carnival plc’s filings with the Securities and Exchange Commission.
      Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of 12 cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn Cruise Line, Windstar Cruises, AIDA Cruises, Costa Cruises, Cunard Line, Ocean Village, P&O Cruises, Swan Hellenic, and P&O Cruises Australia.
      The address and telephone number of Carnival Corporation is Carnival Place, 3655 N.W. 87th Avenue, Miami, Florida, 33178-2428, U.S.A., (305) 599-2600. The address and telephone number of Carnival plc is Carnival House, 5 Gainsford Street, London, SE1 2NE, UK, 44 (0) 20 7940 5381.
      2. Information Concerning the Securities. The Securities were issued under an Indenture, dated as of April 25, 2001, between the Company, and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association), a national banking association organized and existing under the laws of the United States of America (the “Paying Agent”), as supplemented by the First Supplemental Indenture, dated April 25, 2001, between the Company and the Paying Agent. The Securities mature on April 15, 2021.
      2.1 The Company’s Obligation to Purchase the Securities. Pursuant to the terms of the Indenture and the Securities, unless earlier redeemed, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder’s option on April 15, 2005, April 15, 2008 and April 15, 2011, or on the next succeeding business day, if such date is not a business day. The purchase price on such dates shall equal the principal amount of the Securities plus any accrued interest through the business day prior to the applicable date of repurchase.
      This Option will expire at midnight, New York City time, on Friday, April 15, 2005 (the “Purchase Date”), and the purchase will be made promptly following the expiration of the Option. Pursuant to the terms of the Indenture, the Company will deliver funds to the Paying Agent on April 18, 2005 (the “Payment Date”). The payment by the Company for validly surrendered Securities is subject to the Paying Agent’s receipt of the certificate(s) representing the surrendered Securities.
      2.2 Purchase Price. Pursuant to the terms of the Indenture and the Securities, the purchase price to be paid by the Company for the Securities on April 18, 2005 is an amount equal to the principal amount of the Securities plus any accrued interest through and including April 14, 2005 (the “Purchase Price”). The accrued but unpaid interest through and including April 14, 2005 on each $1,000 principal amount of the Securities is $10. The Purchase Price in respect of $1,000 principal amount of the Securities is $1,010. The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 (the “$1,000 principal amount”) or integral multiples thereof.

      The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and Common Stock (as defined below) before making a decision whether to surrender their Securities for purchase.
      None of the Company, Carnival plc or their respective boards of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value and other relevant factors.
      2.3 Conversion Rights of the Securities. For each $1,000 principal amount of Securities surrendered for conversion, if specified conditions are satisfied, a holder will have the right to receive 25.5467 shares of Common Stock. Upon conversion, the Company will have the right to deliver, in lieu of its Common Stock, cash or a combination of cash and Common Stock. The conversion rate may be adjusted for certain reasons specified in the Indenture. Commencing May 31, 2001, Holders may surrender Securities for conversion into shares of Common Stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than $43.05 per share of Common Stock, subject to adjustment as provided in the Indenture. As of the date hereof, the Securities are convertible into Common Stock as provided in the Indenture. The last reported closing price of the Common Stock on the NYSE on March 16, 2005 was $55.20 per share, and, based on that closing price, $1,000 aggregate principal amount of Securities into shares of Common Stock which would convert would have an aggregate trading value of $1,380.00 and $30.17 in cash in lieu of fractional shares.
      Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities into Common Stock, subject to the terms and conditions in the Indenture. Any Securities as to which a Purchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Purchase Notice has been properly withdrawn prior to midnight, New York City time, on the Purchase Date, as described in Section 4 hereof.
      2.4 Market for the Securities and the Common Stock. There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on, among other things, the market price of the Common Stock, the trading volume of the Securities, the balance between buy and sell orders for the Securities, prevailing interest rates, the Company’s and Carnival plc’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The Securities are held through the Depository Trust Company (“DTC”). As of March 16, 2005, there was approximately $599,998,000 aggregate principal amount of Securities outstanding and DTC was and is the sole record holder of the Securities.
      The Common Stock into which the Securities are convertible is listed on the NYSE, under the symbol “CCL”. Carnival Corporation declared cash dividends on all of its Common Stock in the amount of $0.15 per share in the last quarter of fiscal 2004 and in the first quarter of fiscal 2005, a 20% per share increase compared to the prior dividend per share. Previously, Carnival Corporation declared cash dividends of $0.125 per share in each of the first three quarters of fiscal 2004 and the last quarter of fiscal 2003, a 19% per share increase compared to the prior dividend per share. Carnival Corporation declared cash dividends of $0.105 per share in each of the first three quarters of fiscal 2003.
      Payment of future dividends on Carnival Corporation Common Stock will depend upon, among other factors, the earnings, financial condition and capital requirements of Carnival Corporation and Carnival plc. The Company may also declare special dividends to all stockholders in the event that members of the Arison family and trusts established for their benefit are required to pay additional income taxes by reason of their ownership of Carnival Corporation’s Common Stock because of a Carnival Corporation income tax audit. The payment and amount of any dividend is within the discretion of the Boards of Directors of Carnival Corporation and Carnival plc, and it is possible that the timing and amount of any dividend may vary from the levels discussed above. No assurance can be given that Carnival Corporation and Carnival plc will continue to have per share dividend increases as were declared in late 2004 and 2003 or maintain their current levels. The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices of the Common Stock as reported on the NYSE:

			Dividend Per
	High	Low	Share

Year ended November 30, 2003
First Quarter	$28.15	$21.86	$0.105
Second Quarter	$30.74	$20.34	$0.105
Third Quarter	$36.04	$30.50	$0.105
Fourth Quarter	$35.99	$32.76	$0.125
Year ended November 30, 2004
First Quarter	$46.30	$34.95	$0.125
Second Quarter	$46.50	$40.05	$0.125
Third Quarter	$48.05	$41.55	$0.125
Fourth Quarter	$53.65	$45.29	$0.15
Year ending November 30, 2005
First Quarter	$58.74	$53.74	$0.15
Second Quarter (through March 16, 2005)	$55.20	$54.51	—
      On March 16, 2005, the last reported sales price of the Common Stock on the NYSE was $55.20 per share. As of February 14, 2005, there were approximately 634,785,397 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Option.
      2.5 Redemption. The Securities are not redeemable by the Company prior to April 15, 2008. Beginning on April 15, 2008, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.
      2.6 Change in Control. The Securities may be redeemed at the option of the Holder if there is a Change in Control (as defined in the Indenture) occurring at any time on or before April 15, 2008 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.
      2.7 Ranking. The Securities are unsecured and unsubordinated obligations of the Company and are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by Carnival plc. The Securities and the guarantee rank equal in right of payment with all of the Company’s and Carnival plc’s existing and future unsecured and unsubordinated indebtedness, respectively. The Securities and the guarantee are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s and Carnival plc’s subsidiaries, respectively. The Securities and the guarantee are effectively subordinated to all existing and future secured indebtedness of the Company and Carnival plc, respectively, to the extent of any such security.
      2.8 Conditions. The purchase by the Company of Securities as to which a Purchase Notice has been delivered and not properly withdrawn is conditioned upon the Holder’s delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time as, or at any time after, delivery of the Purchase Notice.
      3. Procedures to be Followed by Holders Electing to Surrender Securities for Purchase. Holders will not be entitled to receive the Purchase Price for their Securities unless they validly deliver a Purchase Notice and related materials to the Paying Agent prior to midnight, New York City time, on the Purchase Date and do not withdraw such Purchase Notice on or before midnight, New York City time, on the Purchase Date. Additionally, Holders will not be eligible to receive the Purchase Price until such time as any certificates representing the surrendered Securities are delivered to the Paying Agent. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.
      If Holders do not validly deliver a Purchase Notice before midnight, New York City time, on the Purchase Date, their Securities will remain outstanding subject their terms and the terms of the Indenture.
      3.1 Method of Delivery. The method of delivery of Securities, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the Paying Agent prior to midnight, New York City time, on the Purchase Date.
      3.2 Purchase Notice. Pursuant to the Indenture, the Purchase Notice must contain:

•	the certificate number(s) of the Securities being delivered for purchase;

•	the portion of the principal amount of the Securities to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and the section of the Securities titled “Repurchase by the Company at the Option of the Holder.”
      3.3 Delivery of Securities.
      Securities in Certificated Form. To receive the Purchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities with respect to which a Purchase Notice, or a copy thereof, has been delivered, before midnight, New York City time, on the Purchase Date. Holders may validly surrender Securities without delivering the certificates representing such Securities. However, Holders will not be eligible to receive the Purchase Price until such time as the certificates representing any surrendered Securities are delivered to the Paying Agent.
      Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf.
      Securities in Global Form. A Holder who is a DTC participant, may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities prior to midnight, New York City time, on the Purchase Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice.
      Securities and the Purchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC, the Company or Carnival plc does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
      4. Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Purchase Date. In order to withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the certificate number(s) and principal amount of the Securities with respect to which such notice of withdrawal is being submitted;

•	the principal amount, if any, of such Securities which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company; and

•	the Holder’s signature, in the same manner as the original signature on the Purchase Notice by which such Securities were surrendered for purchase.
      The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Securities have been surrendered for purchase for the account of an Eligible Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.
      5. Payment for Surrendered Securities. We will pay for validly surrendered Securities promptly following the expiration of the Option. We will forward to the Paying Agent, no later than 11:00 a.m., New York City time, on the Payment Date, the appropriate amount of funds required to pay the Purchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the cash to each Holder who validly surrendered Securities. A Holder must deliver the Holder’s Securities to the Paying Agent before the Paying Agent will distribute the Purchase Price to the Holder.
      The total amount of funds required by the Company to purchase all of the Securities is $605,997,980 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, the Company intends to use available cash and borrowings under its credit facilities to purchase the Securities.
      6. Securities Acquired. Any Securities purchased by the Company pursuant to the Option will be cancelled by the Trustee pursuant to the terms of the Indenture.
      7. Plans or Proposals of the Company and Carnival plc. Other than as described herein, the Company and Carnival plc currently have no plans which would be material to a Holder’s decision to surrender Securities for purchase in the Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, Carnival plc or any of their respective subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company, Carnival plc or any of their respective subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or Carnival plc;

•	any change in the present board of directors or management of the Company or Carnival plc, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

•	any other material change in the corporate structure or business of the Company or Carnival plc.
      Carnival Corporation and Carnival plc Stock Repurchase Program. On October 25, 2004, the Company and Carnival plc announced their capital deployment plan, with the respective boards of directors authorizing the repurchase of up to an initial $1 billion of shares of Carnival Corporation and Carnival plc and approving an increase in the quarterly dividend on the Common Stock by 20% to $0.15 per share. The stock repurchase will take place from time to time in open market or privately negotiated transactions in accordance with all applicable laws, rules and regulations. The stock repurchase program reflects Carnival Corporation and Carnival plc’s continued strong cash flow and was also in response to the Standard & Poor’s index float adjustment scheduled to be implemented in March and September 2005. Following the S&P float adjustment companies will be weighted in the S&P Index by reference to the free float and not the total number of shares outstanding and this may result in possible increased sales volume of the Company’s Common Stock. Carnival Corporation and Carnival plc believe that during the course of this process attractive purchase opportunities may arise and this authority puts them in a position to react accordingly. The stock repurchase plan will apply to both the Common Stock and Carnival plc ordinary shares traded on the London Stock Exchange, and repurchases may be made by either Carnival Corporation or Carnival plc. However, under the DLC equalization agreement, Carnival Corporation and Carnival plc would be permitted to repurchase Carnival plc shares only after April 17, 2005, and up to five percent a year for the next three years. These purchase restrictions were agreed upon at the time of the DLC transaction in order to protect Carnival plc shareholder interests. In addition, the repurchase of Carnival plc shares requires Carnival plc shareholder approval and Carnival Corporation and Carnival plc intend to seek approval of a general authority to make purchases at the next annual meeting scheduled for April 2005.
      8. Source and Amount of Funds or Other Consideration. The Company expects to fund the Purchase Price from available cash on hand and borrowings under the Company’s $1.4 billion Revolving Credit Agreement, dated as of June 26, 2001, and amended and restated as of November 17, 2003, among the Company, any additional borrowers party thereto, Carnival plc, as guarantor, JPMorgan Chase Bank, as Agent, and each of the other banks or other institutions party thereto (the “Credit Agreement”). The Credit Agreement matures in June 2006 and currently bears interest at USD LIBOR plus 20 bps, which interest rate spread over the base rate will vary based on changes to Carnival Corporation’s senior unsecured debt ratings, and provides for an undrawn facility fee of ten bps. Carnival Corporation’s U.S. dollar commercial paper program is supported by the Credit Agreement and, accordingly, any amounts outstanding under its commercial paper program (none at March 16, 2005), effectively reduce the aggregate amount available under the Credit Agreement, leaving approximately $1.4 billion available for borrowing thereunder as of March 16, 2005.
      9. Interests of Directors, Executive Officers and Affiliates of the Company and Carnival plc in the Securities. Except as set forth below, to the knowledge of each of the Company and Carnival plc:

•	none of the Company, Carnival plc or their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	none of the officers or directors of the subsidiaries of the Company or Carnival plc has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of the Company, Carnival plc or their respective officers, directors or affiliates has engaged in any transactions in the Securities.

      A list of the directors and executive officers of each of Carnival plc and the Company is attached to this Company Notice as Annex A.
      In connection with his or her services to the Company and its affiliates, each of our directors and executive officers is a party to ordinary course stock option, restricted stock unit and/or restricted stock plans or other arrangements involving the Common Stock. Except as disclosed herein, none of the Company, Carnival plc or, to their knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of the Company or Carnival plc, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
      Micky Arison, Chairman and Chief Executive Officer of each of Carnival Corporation and Carnival plc, certain other members of the Arison family and trusts for their benefit (collectively, the “Principal Shareholders”), beneficially owned, as of February 14, 2005, shares representing approximately 38.3% of the voting power of Carnival Corporation and approximately 30.2% of the combined voting power of Carnival Corporation and Carnival plc.
      Mr. Arison, members of the Arison family and certain related entities, have entered into plans under Rule 10b5-1 under the Exchange Act under which they have sold approximately 35 million shares of Common Stock in broker’s transactions for tax planning, estate planning and diversification purposes.
      In addition, on February 18, 2005, Carnival Corporation & plc announced that certain trusts whose beneficiaries are members of the Arison family (other than Mr. Arison) have advised it that they plan to sell up to 17 million shares of Common Stock over a period of up to two years in market sales, representing up to approximately 2% of the total combined voting power of Carnival Corporation and Carnival plc. The sellers have advised Carnival Corporation & plc that they are selling for tax planning, estate planning and diversification purposes. In connection with the sales, the sellers have entered or will enter into plans under Rule 10b5-1 under the Exchange Act to sell these shares of the Company’s Common Stock.
      If all the shares covered by the above-described plans are sold, the Principal Shareholders will remain beneficial owners of approximately 230 million shares, constituting approximately 28.6% of the total combined voting rights of Carnival Corporation and Carnival plc.
      10. Purchases of Securities by the Company, Carnival plc and their Respective Affiliates. Each of the Company, Carnival plc and their respective affiliates, including their respective executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, the Company, Carnival plc and their respective affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of Carnival plc and the Company, and general economic and market conditions.
      11. Material United States Tax Considerations.
      U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders who hold Securities as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of

1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding Securities as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.
      For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Securities that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Securities, other than a partnership, that is not a U.S. Holder as defined above. The tax treatment of a partnership that holds Securities will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Securities pursuant to the Option.
      Sale of Securities Pursuant to the Option — U.S. Holders. A U.S. Holder who receives cash in exchange for Securities pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the Holder’s adjusted tax basis in the Securities surrendered. A U.S. Holder’s adjusted tax basis in the Securities will generally equal the U.S. Holder’s cost of the Securities. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder held the Securities for more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations.
      A U.S. Holder who acquired Securities at a market discount generally will be required to treat any gain recognized upon the purchase of its Securities pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess, if any, of the “adjusted issue price” (the sum of the issue price of the Securities and the aggregate amount of original issue discount includible in gross income by all prior holders of the Securities) of the Securities at the time acquired by the Holder over the Holder’s initial tax basis in the Securities.
      Sale of Securities Pursuant to the Option — Non-U.S. Holders. A non-U.S. Holder who receives cash in exchange for Securities pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain will be taxable in the same manner as described above with respect to U.S. Holders.
      Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Securities for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such Holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). U.S. Holders electing to surrender Securities should complete the Substitute Form W-9 which is part of the Purchase Notice and attach it to the Securities being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9. If a non-U.S. Holder holds Securities through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Option.
      All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. The Company recommends that Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Securities for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Securities for purchase.
      12. Additional Information. The Company and Carnival plc are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Such reports and other information concerning the Company may also be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.
      The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
      The documents listed below contain important information about the Securities, the Company, Carnival plc and their financial condition.

•	The joint Annual Report on Form 10-K of the Company and Carnival plc for the fiscal year ended November 30, 2004, filed on February 14, 2004;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	All documents filed with the SEC by the Company and Carnival plc pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice;

•	The description of the Securities set forth in the Company’s registration statement on Form S-3 (file no. 333-62950);

•	The description of Carnival plc’s guarantee of the Securities set forth in the joint Registration Statement on Form S-3/ F-3 of Carnival Corporation and Carnival plc (file no. 333-106293); and

•	The description of the Common Stock set forth in the joint Registration Statement on Form S-3/ F-3 of Carnival Corporation and Carnival plc (file no. 333-106293).
      In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
      13. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.
      14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

      15. Conflicts. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.
      None of the Company, Carnival plc or their respective boards of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

CARNIVAL CORPORATION
March 18, 2005

Annex A
EXECUTIVE OFFICERS
Richard D. Ames, Senior Vice President, Management Advisory Services
Micky Arison, Chairman of the Board and Chief Executive Officer
Alan Buckelew, President of Princess and Chief Operating Officer of Cunard
Gerald R. Cahill, Executive Vice President and Chief Financial Officer
Pamela C. Conover, Senior Vice President, Shared Services
Robert H. Dickinson, President and Chief Executive Officer of Carnival Cruise Lines and Director
Pier Luigi Foschi, Chairman and Chief Executive Officer, Costa Crociere, S.p.A. and Director
Howard S. Frank, Vice Chairman of the Board and Chief Operating Officer
Ian J. Gaunt, Senior Vice President International
Stein Kruse, President and Chief Executive Officer of Holland America Line Inc.
Arnaldo Perez, Senior Vice President, General Counsel and Secretary
Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises International and Director
BOARD OF DIRECTORS
Micky Arison
Richard G. Capen, Jr.
Robert H. Dickinson
Arnold W. Donald
Pier Luigi Foschi
Howard S. Frank
Richard J. Glasier
Baroness Hogg
A. Kirk Lanterman
Modesto A. Maidique
John P. McNulty
Sir John Parker
Peter Ratcliffe
Stuart Subotnick
Uzi Zucker
The business address of each of the persons listed above is c/ o Carnival Corporation, Carnival Place, 3655 N.W. 87th Avenue, Miami, Florida, 33178-2428, telephone number: (305) 590-2600.